SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 10)


Thomas & Betts Corporation
(Name of Issuer)

Common Stock, $.10 Par Value Per Share
(Title of Class of Securities)


___________________884315102_________________________
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


______________________October 7, 2002________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.



CUSIP No. 884315102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

1,525,000 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

1,525,000 (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,525,000 (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.61%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA

CUSIP No. 884315102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

7,000,174  (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

7,197,674  (ITEM 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,197,674  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.34%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 884315102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 OO-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

   13,000   (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

    13,000   (Item 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,000   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

CUSIP No. 884315102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners, Inc.  I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 884315102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 884315102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
  None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 884315102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

None

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

NONE

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
This Amendment No. 10 to Schedule 13D on the Common Stock of
Thomas & Betts Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on September 25, 2000. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
	The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
	(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GAMI"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli &
Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gemini Capital Management LLC ("Gemini"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Marc Gabelli, Lynch,
and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
	Gabelli Partners makes investments for its own account and is the parent company of GAMI. GAMI, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, each of which is named below.
	GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
	GSI, a majority-owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia
Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory
services to offshore funds and accounts.   GSIL is the investment advisor of
Gabelli International Gold Fund Limited and Gabelli European Partners, Ltd.
GSIL and Gemini are the investment advisors of Gabelli Global Partners, Ltd.
	Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
	Gabelli Funds, a wholly owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers
Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold
Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust,
The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli
Blue Chip Value Fund, The Gabelli Mathers Fund, The Comstock Capital Value Fund and The Comstock Strategy Fund (collectively, the "Funds"), which are registered investment companies.
	Gabelli Advisers, a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
	The Plan, a qualified employee profit sharing plan, covers substantially all employees of GAMI and its affiliates.
	MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.
	Gemini is a limited liability company whose primary business purpose is to provide advisory services to offshore funds. Marc Gabelli is the President and Chief Investment Officer of Gemini.
The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
	Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Lynch and Interactive.
	Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GAMI, and the
Chief Investment Officer for each of the Reporting Persons other than Gemini. Gabelli Partners is the majority shareholder of GAMI. GAMI, in turn, is the sole stockholder of GAMCO. GAMI is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI. Marc Gabelli is the majority stockholder of Gemini.
	The Reporting Persons do not admit that they constitute a group.
	Gabelli Partners, GAMI, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 8 Sound Shore Dr., Greenwich, CT 06830. Gemini is a Delaware limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite
1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.
	For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
		(f)  - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
		Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $1,904,501 to purchase the additional Securities reported as beneficially owned in Item 5 below since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $1,123,787 and $780,714, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.

Item 4.		Purpose of Transaction
Item 4 to Schedule 13D is amended, in pertinent part, as follows:
Mario Gabelli sent a letter to the Issuer regarding the removal of the Issuer's poison pill. GAMCO also notified the Issuer that GAMCO intends to submit a proposal to be included in the proxy and proxy statement for the Issuer's next annual meeting of stockholders urging the Issuer's Board of Directors to redeem the preferred stock purchase rights issued pursuant to its poison pill. GAMCO, consistent with applicable laws and regulations, may discuss its proposal with a limited number of institutional shareholders and others. Copies of the letters are attached hereto as an exhibit.

Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 8,735,674 shares, representing 14.98% of the 58,298,434 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended June 30, 2001. The Reporting Persons beneficially own those Securities as follows:

Name

Shares of
Common Stock
% of Class of
Common
Gabelli Funds

1,525,000
2.61%
GAMCO

7,197,674
12.34%
MJG Associates
13,000
0.02%

Mario Gabelli

0

0.00%

Marc Gabelli

0

0.00%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Marc Gabelli and Gemini. Marc Gabelli is deemed to have beneficial ownership of the Securities owned by Gemini. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GAMI and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli, Marc Gabelli, Gemini and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 197,500 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each
Fund shall respectively vote that Fund's shares, (ii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, Marc Gabelli, GAMI, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and
Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(e) Not applicable.
Item 7. 	Material to be Filed as an Exhibit
The following Exhibit A is incorporated by reference to Exhibit C in the Amendment No. 8 to Schedule 13D of the Reporting Persons with respect to
Edgewater Technologies, Inc.  The following Exhibits B are attached hereto.

Exhibit A:
Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Robert E. Dolan

Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Raymond H. Keller.

Powers of Attorney to Stephen M. DeTore, Douglas R.
Jamieson,, and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Stephen M. DeTore, Karyn M. Nappi, and
James E. McKee from Marc J. Gabelli.

Exhibit B.	       Letters to the Issuer.



Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	October 8, 2002

MARIO J. GABELLI
MARC J. GABELLI
GABELLI PERFORMANCE PARTNERSHIP L.P.


By:/s/ James E. McKee
    James E. McKee
    Attorney-in-Fact


GABELLI FUNDS, LLC
GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.




By:/s/ James E. McKee
   James E. McKee
   Secretary


GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
    Douglas R. Jamieson
    Executive Vice President


SCHEDULE I

Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




Gabelli Group Capital Partners,
Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Vice Chairman of
Lynch Corporation.

	Richard B. Black
Vice Chairman of the Board of Directors of Oak
Technology, Inc.; Chairman of ECRM; Director of
The Morgan Group, Inc.; General Partner of KBA
Partners
Parker Plaza
400 Kelby Street
Fort Lee, NJ   07029

	Charles C. Baum





Chairman, Director and Chief Executive Officer of
The Morgan Group, Inc.; Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Arnold M. Reichman
Business Consultant

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer
               Vincent J.
Capurso

Executive Vice President and Chief Financial
Officer
	Robert S. Zuccaro
Vice President

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See Above
	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
President
SPACE.com
120 West 45th Street
New York, NY 10036

	Dr. Eamon M. Kelly
See Above

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli


Chairman, Chief Executive Officer and Chief
Investment Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

               Gus
Coutsouros

Chief Financial Officer
	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	Robert S. Zuccaro
Vice President-Finance

	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

	Robert S. Zuccaro
See above

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary


Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti
Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

	Avrum Gray



              Ralph R. Papitto

              Richard E. McGrail

              Raymond H. Keller

              Anthony R.
Pustorino
Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

Chairman and Chief Executive Officer

President and Chief Operations Officer

Vice President and Chief Financial Officer

Professor Emeritus
Pace University
1 Martine Avenue
White Plains, NY 10606

Officers:



	Ralph R. Papitto

See above
	Mario J. Gabelli
Vice Chairman

	Richard E. McGrail
See above

	Raymond H. Keller
See above



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167


              Frederic V.
Salerno
Vice Chairman
Verizon Communications, Inc.
1095 Avenue of the Americas
New York, New York 10036
Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer
               John Fikre

Vice President - Corporate Development, General
Counsel, and Secretary

	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy